Exhibit 11.2

INSIDER TRADING POLICY

Compliance Controlled Document	Title: Insider Trading Policy
Policy Form Ref: VVPR012	Current Issue: 28 February 2023
Revision: 4	First Issued: January 2018

Introduction

VivoPower International PLC aspires to the highest standard of business ethics, and, as a public company, is subject to a range of federal and state laws, rules and regulations governing trading in its securities. It is the policy of VivoPower International PLC and its subsidiaries (collectively, the “Company”) to comply fully, and to assist its employees in complying fully, with these laws, rules and regulations. Accordingly, the Company has developed the following standards and requirements to ensure the proper protection of material non-public information to comply with laws, rules and regulations relating to insider trading. Please review the entire contents of this Policy carefully, including but not limited to the provisions under “Blackout Periods” below.

The Company depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy. This Policy provides procedures and guidelines with respect to transactions in the Company’s securities, the protection of material, non-public information and the standard of conduct expected of individuals working with the Company. It is the personal obligation and responsibility of each such person to act in a manner fully consistent with this Policy. This Policy shall be administered by the Company’s Chief Financial Officer (hereinafter, and together with any person the Chief Financial Officer shall designate to assist in the performance of his or her duties, the “Compliance Officer”).

This Policy applies to each director, officer, employee or agent of the Company, including any spouse, minor children, or other adults living in the same household, any family members who do not live in the same household but whose transactions in securities of the Company are directed by such person and any legal entities controlled by any of the foregoing, such as any corporations, partnerships or trusts (collectively, “Covered Persons”).

Background

“Insider trading” is prohibited by applicable securities laws and constitutes a top enforcement priority of the U. S. Securities and Exchange Commission (“SEC”), the NASDAQ Capital Market (“NASDAQ”) and the U. S. Department of Justice, and other governmental and regulatory authorities. Criminal prosecutions for insider trading are commonplace, and enforcement of the securities laws may result in fines and/or imprisonment. The law relating to insider trading is complex and if you have any questions concerning the law or a particular situation, you should consult with the Compliance Officer.

Surveillance. The SEC and the national securities exchanges in the U.S. (including NASDAQ) have extensive surveillance facilities that are used to monitor trading in stocks and stock options.

Frequently, these institutions have cooperative arrangements with comparable institutions outside the U.S. Through these surveillance facilities, the SEC and major securities exchanges are able to identify unusual trading in stocks and stock options that may be indicative of insider trading. Where this occurs, both informal and formal investigations may be launched by a securities exchange and/or the SEC. The Company will cooperate with those investigations. Covered Persons should remember that if a transaction in Company securities becomes the subject of scrutiny, the transaction will be viewed after the fact, with the full benefit of hindsight. As a result, before engaging in any transaction involving Company securities, Covered Persons should carefully consider how regulators and others might view the transaction in hindsight.

Penalties. The consequences of insider trading violations can be severe under U.S. law. The SEC takes the position that these laws apply to all transactions in stock and other securities of companies listed for trading in the U.S., whether or not the actual trades take place in the U.S. Under the law and for purposes of this Policy, “securities” includes not only common stock but also securities options, debt securities, preferred stock, derivative securities, warrants, convertible securities, and any other instrument that qualifies as a “security” under applicable securities laws, rules and regulations. For individuals who trade on inside information (or tip information to others), penalties include:

1. A civil penalty of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided;

2. A criminal fine (no matter how small the profit) of up to $5 million; and

3. A jail term of up to 20 years.

In addition to civil and criminal penalties, persons contemporaneously trading at the time of a violation of the insider trading laws have the right to sue the insider for an amount equal to the profit gained or loss avoided by the insider in such transaction, offset by any amounts the insider is required to disgorge by the SEC.

For a company (as well as any supervisory person of a company) that fails to take appropriate steps to prevent illegal insider trading, penalties include:

1. A civil penalty of up to the greater of $1 million or three times the profit gained, or loss avoided as a result of the employee’s violation; and

2. A criminal penalty of up to $25 million.

Compliance. All Covered Persons must strictly comply with this Policy. Failure to observe this policy may result in serious legal difficulties for the involved Covered Person, as well as for the Company, including the possibility of civil suits by stockholders. In fact, it is safest for a Covered Person to avoid engaging in any transaction if he or she might even appear to be trading while in possession of material non-public information.

Company Sanctions. Failure to comply with this Policy may also subject Covered Persons to Company- imposed sanctions and disciplinary action, up to and including termination of employment. Those sanctions and disciplinary actions could be imposed even in the absence of a criminal prosecution or a violation of law.

Who is an insider? In general, the term “insider” means anyone who possesses material, non- public information about the Company, including any Covered Person in possession of such information. An individual may be an insider with respect to material, non-public information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.

What is insider trading? The prohibition against insider trading generally is understood to prohibit (1) trading on the basis of material, non-public information, (2) disclosing or “tipping” material, non-public information to others or recommending the purchase or sale of securities on the basis of such information or (3) assisting someone who is engaged in any of the above activities.

What is material, non-public information? Information is generally deemed to be “material” if there is a substantial likelihood a reasonable investor would find such information important in deciding whether or when to purchase, sell or hold a security to which the information relates. As a practical matter, materiality often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain. In general, any non-public information that, if announced, could affect the price of a security should be considered material. Examples of information that is generally regarded as material include, but are not limited to:

●	Financial results;

●	Projections of future results or other guidance;

●	Major proposed or pending acquisitions, investments or divestitures;

●	Significant project or product developments;

●	Changes in key personnel;

●	Changes in dividends;

●	Stock splits;

●	Stock buy-backs;

●	New equity or debt offerings;

●	Positive or negative developments in outstanding significant litigation;

●	Events that may result in the creation of a significant reserve or write-off or other significant adjustments to the financial statements;

●	Actual or threatened significant litigation or inquiry by a governmental or regulatory authority; and

●	Any other facts which might cause the Company’s financial results to be substantially affected.

Information may be material even if it is not directly about the Company — e.g., if the information is relevant to the Company or its products, business, or assets. Examples could include information that a primary business partner is going to increase dramatically the prices it charges to the Company, or information that a competitor has developed a product that will cause sales of the Company’s products to plummet.

“Non-public” information is any information that is not generally available to the investing public. Information is public if it is generally available through the media or disclosed in public documents such as corporate filings with the SEC. If it is disclosed in a national business or financial wire service (such as Dow Jones or Bloomberg), in a national news service (such as AP or Reuters), in a newspaper, on the television, on the radio, or in a publicly disseminated disclosure document (such as a proxy statement or prospectus), you may consider the information to be public. If the information is not available in the general media or in a public filing, you should consider it to be non-public.

Neither partial disclosure (disclosure of part of the information), nor the existence of rumors, is sufficient to consider the information to be public. Information about undisclosed financial results or a possible merger, acquisition or other material development, whether concerning the Company or otherwise, and obtained in the normal course of employment or through a rumor, tip or just “loose talk”, is not public information. Information should be considered “non-public” until the end of the second (2nd) Trading Day (as defined below) after such information has been disseminated widely to the general public through press releases, news tickers, publication in a widely available newspaper, SEC filings or other widely disseminated means.

For purposes of this Policy, a “Trading Day” shall mean a day on which the NASDAQ is open for trading.

POLICIES REGARDING TRANSACTIONS IN THE COMPANY’S SECURITIES

The following policies apply to all transactions, direct or indirect, in all of the Company’s securities (as previously defined above), and apply with respect to all Covered Persons.

Prohibitions for All Covered Persons

No Trading on Material, Non-Public Information. No Covered Person who is aware of any material, non-public information concerning the Company or a third-party with whom the Company does business, shall engage in any transaction in the Company’s or such third-party’s securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non-public information and ended at the end of the second (2nd) Trading Day following the date of public disclosure of that information. After termination of employment, any Covered Person who is in possession of material, non- public information is prohibited from trading in Company securities until that information has become public or is no longer material.

No Tipping. No Covered Person shall disclose (“tip”) material, non-public information to any other person where such information may be used by such person to his or her benefit by trading in the securities of the company to which such information relates, nor shall a Covered Person make any recommendations or express any opinions as to trading in the Company’s securities to any other person on the basis of material, non-public information.

No Trading on Inside Information About Other Publicly Traded Companies. The prohibitions on trading or tipping also apply to stock or other securities issued by any other company – such as customers, suppliers, financing partners, competitors or joint venture partners – if a Covered Person acquired or possesses material non-public information relating to the other company in the course of his or her employment or affiliation with the Company.

No Investments in Derivatives of the Company’s Securities. No Covered Person shall invest in Company- based derivative securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and the like.

No Hedging or Pledging. Our executive officers and directors are prohibited from hedging or pledging any Company securities that they hold directly. In addition, our officers and directors may not hedge or pledge equity compensation.

No Margin Purchases. No Covered Person shall purchase the Company’s securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank or other entity in order to purchase the Company’s securities (other than in connection with “cashless” exercises of stock options under the Company’s equity compensation plans).

No Short Sales. No Covered Person shall engage in the short sale of the Company’s securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale (a “short against the box”). Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.

Blackout Periods.

Covered Persons may not buy or sell Company securities at any time from the last day of a fiscal quarter or fiscal year of the Company through to and including the two (2) full business day period following the public release of the financial results for such fiscal quarter or year (for example, by means of a press release, a publicly accessible conference call or a governmental filing).

In addition, potentially material events or circumstances may from time to time require the Company to implement a Blackout Period related to a specific event or set of circumstances, during which all trading in Company securities may be prohibited. The Company may designate Covered Persons with access to material non-public information concerning that event or circumstances as being subject to a Blackout Period. In that case, the Company will advise those Covered Persons that they are subject to a Blackout Period and will inform them when the Blackout Period terminates. Covered Persons who are advised about the existence of a Blackout Period are prohibited from disclosing the existence of the Blackout Period to any other person

1. Pre-Clearance Procedures

The provisions of this Section are applicable to directors, officers, and such person’s spouse, minor children, or other adults living in the same household, any family members who do not live in the same household but whose transactions in securities of the Company are directed by such person and any legal entities controlled by any of the foregoing, such as any corporations, partnerships or trusts, and certain other persons as may be designated from time to time by the Compliance Officer (“Restricted Persons”). Restricted Persons may not engage in any transaction in Company securities without first obtaining pre-clearance of the transaction from the Compliance Officer in order to determine compliance with this policy, insider trading laws and Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”). A person requesting pre- clearance should submit the request to the Compliance Officer (and, in the case of a request by the Chief Executive Officer, also notify the Chairman of the Audit Committee) at least two business days in advance of the proposed transaction. The Compliance Officer may determine not to permit the transaction if it is not in compliance with this Policy, insider trading laws and Rule 144. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material non-public information about the Company and should describe fully those circumstances to the Compliance Officer. The requestor should also be prepared to comply with Rule 144 and file Form 144, if necessary, at the time of any sale.

2. Exceptions to the Prohibitions on Trading

The only exceptions to this Policy’s prohibitions of trading in the Company’s securities as outlined above are the following:

● Stock Option Exercises – Exercises in stock options granted under any Company equity compensation plans for cash; however, this exception does not include the subsequent sale of the shares acquired pursuant to the exercise of a stock option. In addition, the exercise of a tax withholding right under any equity awards under the Company’s equity compensation plans pursuant to which an employee has the Company withhold securities to satisfy tax withholding requirements is not covered by the prohibitions of this Policy. In addition, Covered Persons who adopt a pre-arranged trading plan may be able to effect certain transactions in the Company’s stock or other securities even when trades would otherwise be prohibited by this policy. Any such trading plan must, however, (i) satisfy the requirements of the SEC’s Rule 10b5-1 and be entered into in good faith while the person entering into such plan is not in possession of material non-public information, and (ii) be pre- approved in writing by the Compliance Officer. If you have questions about trading plans or wish to establish a trading plan, please contact the Compliance Officer.

● Bona Fide Gifts – Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy. Whether a gift is truly bona fide will depend on the circumstances surrounding a specific gift. The more unrelated the done is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.” For example, gifts to charities, churches or non-profit organizations would not be deemed to be “transactions. However, gifts to dependent children followed by a sale of the “gifted securities” in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, may be deemed to be a “transaction” and not a “bona fide gift.”

● Mutual Funds – Transactions in mutual funds invested in Company securities are not transactions subject to this Policy’s prohibitions on insider trading.

Other

Inadvertent Disclosure of Material, Non-Public Information

If material, non-public information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any Covered Person, the person making or discovering that disclosure should immediately report the facts to the Compliance Officer.

Inquiries Regarding Material, Non-Public Information

When an inquiry is received regarding information that may be material, it should be referred, without comment, to the Compliance Officer.

Reporting of Violations

Any person who believes that a violation of this Policy has taken place shall report such violation promptly to the Compliance Officer.

Questions Concerning this Policy

Any questions concerning this Policy should be addressed to the Compliance Officer.

Amendment

The Company reserves the right to amend, modify, terminate and/or replace this Policy at any time and from time to time.